                                   Form 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.20549

                       Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of May 2007

                         PINE VALLEY MINING CORPORATION

________________________________________________________________________

                (Translation of registrant's name into English)

         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2

________________________________________________________________________

                (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F ..X....  Form 40-F ......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of

1934.

                         Yes ..........    No ....X.....

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ___________________

Exhibits

99.1

News Release

99.2

News Release

                                  Signatures

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Pine Valley Mining Corporation

Date:    May 4, 2007                  /s/ Robert Bell

                                      President and Chief Executive Officer